                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

                      ABIGAIL ADAMS NATIONAL BANCORP. INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    003390101
                         ------------------------------
                                 (CUSIP Number)


                             Thomas J. Murray, Esq.
                    Huddleston, Bolen, Beatty, Porter & Copen
                                  P.O. Box 2185
                                611 Third Avenue
                              Huntington, WV  25722
                                 (304) 529-6181
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                 APRIL 21, 1995
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box.   /  /

Check the following box if a fee is being paid with the statement.  /  /

                                   This Document Consists of 150 Pages.  An
                                   Exhibit Index Appears on Sequentially
                                   Numbered Page 26.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Marshall T. Reynolds

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /  /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                             / X /

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  IN

___________________________

(1) The Reporting Person has entered into a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., in which he has agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Shirley A. Reynolds

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /  /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                             / X /

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  IN

___________________________

(1) The Reporting Person, together with other Reporting Persons, has entered into an Assignment dated April 28, 1995 of certain rights and obligations under a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., pursuant to which she and other Reporting Persons have agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Robert H. Beymer

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  BK/PF/OO

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /  /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                             / X /

13.  Percent of Class Represented by Amount in Row 11:  0% (1)

14.  Type of Reporting Person:  IN

___________________________

(1) The Reporting Person, together with other Reporting Persons, has entered into an Assignment dated April 28, 1995 of certain rights and obligations under a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., pursuant to which he and other Reporting Persons have agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Barbara W. Beymer

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  BK/PF/OO

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /  /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                             /X/

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  IN

___________________________

(1) The Reporting Person, together with other Reporting Persons, has entered into an Assignment dated April 28, 1995 of certain rights and obligations under a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., pursuant to which she and other Reporting Persons have agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Robert L. Shell, Jr

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /  /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                             / X /

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  IN

___________________________
(1) The Reporting Person, together with other Reporting Persons, has entered into an Assignment dated April 28, 1995 of certain rights and obligations under a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., pursuant to which he and other Reporting Persons have agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Thomas W. Wright

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /  /

6.   Citizenship or Place of Organization:   Kentucky

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes           /X/
     Certain Shares.

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  IN

___________________________

(1) The Reporting Person, together with other Reporting Persons, has entered into an Assignment dated April 28, 1995 of certain rights and obligations under a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., pursuant to which he and other Reporting Persons have agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Deborah P. Wright

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /  /

6.   Citizenship or Place of Organization:   Kentucky

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                             / X /

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  IN

___________________________

(1) The Reporting Person, together with other Reporting Persons, has entered into an Assignment dated April 28, 1995 of certain rights and obligations under a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., pursuant to which she and other Reporting Persons have agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

CUSIP. No.     None

                                  SCHEDULE 13D

1.   Name of Reporting Person: Jeanne D. Hubbard

     Social Security Number:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /  /

                                             (b)  /  /
3.   SEC Use Only

4.   Source of Funds:  BK/PF

5.   Check Box if Disclosure of Legal proceedings is Required
     Pursuant to Items 2(d) or 2(e).    /   /

6.   Citizenship or Place of Organization:   West Virginia

Number of           7.   Sole Voting Power:            0(1)
   Shares
Beneficially        8.   Shared Voting Power:          0(1)
   Owned by
     Each           9.   Sole Dispositive Power:       0(1)
   Reporting
Person With         10.  Shared Dispositive Power:     0(1)

11.  Aggregate Amount Beneficially Owned by Each Reporting  Person:   0(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares.                             / X /

13.  Percent of Class Represented by Amount in Row 11:  0%(1)

14.  Type of Reporting Person:  IN

___________________________

(1) The Reporting Person, together with other Reporting Persons, has entered into an Assignment dated April 28, 1995 of certain rights and obligations under a Stock Purchase Agreement dated as of April 21, 1995 with Citibank, N.A., pursuant to which she and other Reporting Persons have agreed to acquire between 191,932 and 203,038 shares of the Common Stock of Abigail Adams National Bancorp, Inc. ("Bancorp") or approximately 67.4% to 71.3% of the outstanding shares thereof based on the number of shares reported outstanding in Bancorp's Form 10-K filed for the year ended December 31, 1994. Unless and until such acquisition is consummated, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $10.00 per share, of Abigail Adams National Bancorp, Inc. ("Bancorp Common Stock"). The address of the principal executive offices of Abigail Adams National Bancorp, Inc. ("Bancorp") is 1627 K Street, N.W., Washington, D.C. 20006.

ITEM 2.   IDENTITY AND BACKGROUND.

I.   Marshall T. Reynolds

     (a)  Name:

               Marshall T. Reynolds

     (b)  Business address:

               P.O. Box 2968
               2450 1st Street
               Huntington, West Virginia  25728-2968

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               President and over 60% stockholder, Champion Industries, Inc. d/b/a Chapman Printing Company
               P.O. Box 2968
               Huntington, West Virginia  25728-2968
               (commercial printing and office products)

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:

               United States of America.

II.  Shirley A. Reynolds

     (a)  Name:

               Shirley A. Reynolds

     (b)  Business address:

               1130 13th Avenue
               Huntington, West Virginia  25701

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Homemaker

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:

               United States of America.

III. Robert H. Beymer

     (a)  Name:

               Robert H. Beymer

     (b)  Business address:

               4341 Route 60 East
               Huntington, West Virginia  25705

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               General Partner
               Eastern Heights Shopping Center
               4341 Route 60 East
               Huntington, West Virginia  25705

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:

               United States of America.

IV.  Barbara W. Beymer

     (a)  Name:

               Barbara W. Beymer

     (b)  Business address:

               214 North Boulevard, West
               Huntington, West Virginia  25701

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:


               Homemaker

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:

               United States of America.

V.   Robert L. Shell, Jr.

     (a)  Name:

               Robert L. Shell, Jr.

     (b)  Business address:

               #5 Nichols Drive
               Barboursville, West Virginia  25504

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Chairman of Board and 35% stockholder,
                 Guyan Machinery Co.
               #5 Nichols Drive
               Barboursville, West Virginia  25504
               (Manufacturing of components of mine machinery and hydraulic pumps)

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:

               United States of America.

VI.  Thomas W. Wright

     (a)  Name:

               Thomas W. Wright

     (b)  Business address:

               P.O. Box 716
               Ashland, Kentucky  41105

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Group President, Brand Industrial Services, Inc.
               806 Hoods Creek Pike
               Ashland, Kentucky  41101
               (industrial cleaning company)

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:


               United States of America.

VII. Deborah P. Wright

     (a)  Name:

               Deborah P. Wright

     (b)  Business address:

               1517 Diederich Boulevard
               Flatwoods, Kentucky  41139

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Homemaker


     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:

               United States of America.

VIII.Jeanne D. Hubbard

     (a)  Name:

               Jeanne D. Hubbard

     (b)  Business address:

               333 West 11th Avenue
               Huntington, West Virginia  25701

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Consultant to First Guaranty Bank, 400 East Thomas Street, Hammond, Louisiana

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               No.

     (f)  Citizenship:

               United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS
          OR OTHER CONSIDERATION.

          Pursuant to a stock purchase agreement dated April 21, 1995 between the Reporting Person Marshall T. Reynolds and Citibank, N.A. (the "Stock Purchase Agreement"), Marshall T. Reynolds has agreed to acquire a minimum of 191,932 (the "Minimum Shares") and a maximum of 203,038 shares (the "Maximum Shares") of Bancorp Common Stock currently held by Citibank, N.A. (the "Acquisition"). A copy of the Stock Purchase Agreement is attached hereto as Exhibit A and incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.
By Assignment dated April 28, 1995, Marshall T. Reynolds has assigned to the other Reporting Persons the right to purchase certain of the shares covered by the Stock Purchase Agreement, and the other Reporting Persons have assumed the obligation to purchase same and have adopted all of Marshall T. Reynold's representations, warranties, covenants and obligations set forth in the Stock Purchase Agreement. A copy of the Assignment is attached hereto as Exhibit B and incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full. The shares of Bancorp Common Stock to be acquired by the Reporting Persons from Citibank, N.A. constitute the collateral securing a loan made by Citibank, N.A. to Mark G. Griffin, the E.A. Griffin Trust, Barbara D. Blum, Richard W. Naing, Maria L. Naing and the Wynmark Trust pursuant to a Loan Agreement dated August 24, 1988 (the "Loan Agreement"). The Reporting Persons have been advised by Citibank, N.A. that one or more events of default have occurred and are continuing under the Loan Agreement and that Citibank, N.A. has the authority, or as of consummation of the Acquisition will have the authority, to sell at least the Minimum Shares to the Reporting Persons pursuant to Section 9-504 of the New York Uniform Commercial Code.

          The purchase price for such shares is $17.00 per share, and the aggregate amount of funds required for the Reporting Persons to purchase such shares is $3,262,844 if the Minimum Shares are purchased and $3,451,646 if the Maximum Shares are purchased.

          The Reporting Persons understand that on April 12, 1994, the Board of Directors of Bancorp declared a dividend of one common share purchase right (a "Right") for each outstanding share of Bancorp Common Stock and entered into a rights agreement with The First National Bank of Maryland, as rights agent (the "Bancorp Rights Agreement"). The terms of the Rights and the Bancorp Rights Agreement are set forth in a current report on Form 8-K filed by Bancorp with the Securities and Exchange Commission ("SEC") on April 27, 1994. Without amendment of the Bancorp Rights Agreement to permit the Acquisition and the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons were unwilling to enter into the Stock Purchase Agreement.

          Accordingly, Reporting Person Marshall T. Reynolds and Bancorp entered into an Agreement dated April 20, 1995 (the "Bancorp Agreement"), pursuant to which, among other things, (a) following the Acquisition, Reporting Person Marshall T. Reynolds agreed to provide an opportunity to the stockholders of Bancorp (other than Citibank, N.A.) to receive $21.00 per share in cash for the shares of Bancorp Common Stock held by them (the "Tender Offer") and (b) Bancorp (i) agreed to take all actions necessary so that the execution, delivery and performance of the Stock Purchase Agreement and consummation of the Acquisition and the Tender Offer do not and will not result in the Reporting Persons or any of their "Affiliates" or "Associates" becoming an "Acquiring Person" or an "Adverse Person" (as such terms are defined in the Bancorp Rights Agreement) or enable or require any Rights under the Bancorp Rights Agreement to become exercisable, or otherwise cause or give rise to the occurrence of a "Distribution Date" (as such term is defined in the Bancorp Rights Agreement),
(ii) agreed not to take any action to oppose or impede consummation of the Acquisition, and (iii) agreed to take all actions necessary so that the execution, delivery and performance of the Stock Purchase Agreement and consummation of the Acquisition and the Tender Offer do not constitute a "Change in Control" under the terms of any of the severance agreements referenced in
Item 5 of Bancorp's Form 8-K report dated April 27, 1994 or otherwise cause any of the rights or benefits of the employees under such severance agreements to become exercisable or triggered. A copy of the Bancorp Agreement is attached hereto as Exhibit C and incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

          Pursuant to the Bancorp Agreement, Bancorp and The First National Bank of Maryland, as rights agent, entered into a First Amendment to Rights Agreement dated April 20, 1995, amending the Bancorp Rights Agreement to permit the execution, delivery and performance of the Stock Purchase Agreement and the completion of the Tender Offer without causing the Rights to become exercisable and to permit the announcement, initiation, conduct and completion of the Tender Offer without causing the occurrence of a Distribution Date (as defined in the Bancorp Rights Agreement).

          If all stockholders of Bancorp other than Citibank, N.A. tender all outstanding shares of Bancorp Common Stock held by them (81,806 shares), an additional $1,717,926 of funds will be required to acquire same pursuant to the Tender Offer at $21.00 per share.

          The Stock Purchase Agreement also provides that Reporting Person Marshall T. Reynolds will deposit $325,000.00 in an escrow account (the "Escrowed Funds"). The Escrowed Funds will be forfeited by Marshall T. Reynolds in the event the Reporting Persons are unable to obtain all necessary regulatory approvals to consummate the Acquisition or otherwise breach the Stock Purchase Agreement and fail to cure such breach as provided therein. A copy of the Escrow Agreement dated April 21, 1995 among Reporting Person Marshall T. Reynolds, Citibank, N.A. and

Citizens Bank of Maryland as Escrow Agent is attached hereto as Exhibit D and incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

          Consummation of the acquisition of Bancorp Common Stock is subject to a number of other conditions as set forth in Article VI of the Stock Purchase Agreement. Except with respect to any required regulatory approvals, the Reporting Persons and Citibank, N.A. may waive the conditions to consummation of such acquisition in accordance with Section 7.4 of the Stock Purchase Agreement. The Stock Purchase Agreement also may be terminated by the Reporting Persons or Citibank, N.A. in accordance with the provisions of Section 7.1 thereof.

          The source of funds for this purchase for each of the Reporting Persons is set forth below:

          Marshall T. Reynolds and Shirley A. Reynolds will utilize $2,049,146 from an available $5,000,000 line of credit at United National Bank, Parkersburg, West Virginia. This line of credit bears floating interest at Chase Manhattan Bank Prime Rate, adjusted quarterly, and expires March 31, 1996, subject to renewal. It is collateralized by shares of Champion Industries, Inc. No Bancorp Common Stock will be pledged or otherwise utilized to secure the borrowing. A copy of the commitment letter regarding such line of credit is attached as Exhibit E.

          Robert H. Beymer and Barbara W. Beymer anticipate utilizing a combination of personal funds, a $60,000 loan on life insurance policy cash surrender value, a $100,000 line of credit from Citizens Deposit Bank & Trust, Vanceburg, Kentucky (bearing floating interest at the bank base rate plus one percent (1%), requiring quarterly payments of interest, maturing April 10,
1996), and $200,000 proceeds of intra-family loans not yet concluded to effect the Acquisition. All such loans are unsecured.


          Robert L. Shell, Jr. will utilize $459,000 available through two loan commitments aggregating $559,000 from Bank One, West Virginia, NA. Loan #1 will be in amount of $300,000, maturing one year from funding, subject to annual review and reaffirmation and bearing interest at Bank One Prime Rate plus one and one-half percent (1 1/2%).

          Loan #2 will be in amount of $259,000, payable in monthly installments of principal and interest of $4,625, with a balloon payment at maturity, five years from funding. Loan #2 will bear interest at Bank One Prime Rate plus one and one-half percent (1 1/2%). Both loans are to be secured by first lien security interest and pledge of all shares of Bancorp Common Stock acquired by Robert L. Shell, Jr., with a requirement that 70% loan balance to market value of collateral be maintained. A second lien deed of trust on Mr. Shell's personal residence will also be required. Additionally, Marshall T. Reynolds will agree to purchase the Bancorp Common Stock securing these loans, at the price paid by Mr. Shell, in the event of default on either loan, in an amount sufficient to reduce the combined loan balances outstanding to $100,000. A copy of the commitment letter to Mr. Shell is attached as Exhibit F.

          Thomas W. Wright and Deborah P. Wright will utilize personal funds in the Acquisition.

          Jeanne D. Hubbard will utilize $25,500 from an available $100,000 line of credit at Citizens Deposit Bank & Trust, Vanceburg, Kentucky. This line of credit bears floating interest at the bank's base rate plus one percent (1%), requires monthly payments of interest, and is renewable annually each January. It is collateralized by shares of common stock of bank holding companies other than Bancorp. No Bancorp Common Stock will be pledged or otherwise utilized to secure the borrowing. A copy of the promissory note representing such line of credit is attached as Exhibit G.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons' purpose in effecting the acquisition of Bancorp Common Stock is to acquire a controlling interest in Bancorp, as an investment which they expect will appreciate in value. Except as set forth in Item 3 and Exhibits A, B and C, they have no current plans or proposals which relate to or would result in any of the following, but reserve the right to seek to effect any such matters in the future:

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (e) Any material change in the present capitalization or divided policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          The purchasers' present intention with respect to paragraphs (a), (d) and (i) of this Item 4 are set forth below:

     (a)
     and
     (i) As set forth in Item 3 hereof, the Bancorp Agreement provides that Reporting Person Marshall T. Reynolds shall in the Tender Offer afford all shareholders of Bancorp (other than Citibank, N.A.) the opportunity to receive $21.00 per share in cash for shares of Bancorp Common Stock held by them, which, if effected, would constitute the acquisition of additional securities of the issuer by Reporting Person Marshall T. Reynolds. Depending upon the number of shares of Bancorp Common Stock so acquired, it is also possible that Bancorp Common Stock would become eligible for termination of registration under section 12(g)(4) of the Act, though it is impossible at this time to predict the likelihood of such a result.

     (d) The Reporting Persons plan to add three (3) directors to the board of directors of Bancorp. The additional directors will be Jeanne D. Hubbard, Robert L. Shell, Jr. and Marshall T. Reynolds. The Reporting Persons have no other plans or proposals with respect to changing the present board of directors or management of the issuer at this time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Minimum Shares represent approximately 67.4% and the Maximum Shares represent 71.3% of the outstanding shares of Bancorp Common Stock as reported in Bancorp's 10-K for the year ended December 31, 1994. Unless and until the Acquisition is consummated, the Reporting Persons disclaim beneficial ownership of the shares of Bancorp Common Stock to be acquired in the Acquisition.

     (b) Section 8.3 of the Stock Purchase Agreement provides that notwithstanding any assignment by Reporting Person Marshall T. Reynolds of his rights thereunder, and the assumption thereby by any assignee, Mr. Reynolds's obligations are not modified or diminished thereby. Subject to the contractual obligation of Marshall T. Reynolds to acquire all shares of Bancorp Common Stock as provided in the Stock Purchase Agreement, his assignment to the other Reporting Persons, and their assumption of obligations to acquire, will result, upon consummation of the Acquisition, in the following beneficial ownership by number of shares:

                                   Sole Voting/             Shared Voting/
                                   Dispositive Power        Dispositive Power
                                   -----------------        -----------------

     Marshall T. Reynolds                    -0-(1)           80,538(2)

     Shirley A. Reynolds                  40,000              80,538(2)

     Robert L. Shell, Jr.                 27,000(1)              -0-

     Robert H. Beymer                        -0-               7,000(2)

     Barbara W. Beymer                    20,000               7,000(2)

     Thomas W. Wright                        -0-               7,000(2)

     Deborah P. Wright                    20,000               7,000(2)

     Jeanne D. Hubbard                     1,500                 -0-

(1)  Upon any default under Robert L. Shell, Jr.'s loan commitment described in
     Section 3, Marshall T. Reynolds would be required to purchase the shares of Bancorp Common Stock attributed to Mr. Shell, increasing the number of shares held with sole voting and dispositive power by Mr. Reynolds to 27,000 and reducing Mr. Shell's beneficial ownership to -0-.

(2)  Shares held jointly between spouses.

     (c) Except as otherwise described herein, none of the Reporting Persons beneficially own any shares of Bancorp Common Stock. Other than as described in this Schedule 13D, no transactions in Bancorp Common Stock were effected during the past 60 days by the Reporting Persons.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER

          As noted above, the Reporting Persons have entered into the Stock Purchase Agreement with Citibank, N.A., the Assignment from Reporting Person Marshall T. Reynolds, the Bancorp Agreement with Bancorp and the Escrow Agreement attendant to the Stock Purchase Agreement. Various of the Reporting Persons have also entered into loan agreements for the borrowing of funds to acquire Bancorp Common Stock. For a description of these documents, see Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A      Stock Purchase Agreement dated April 21, 1995 between Citibank,
               N.A. and Reporting Person Marshall T. Reynolds

Exhibit B      Assignment from Marshall T. Reynolds to other Reporting Persons dated April 28, 1995

Exhibit C      Bancorp Agreement dated April 20, 1995 between Abigail Adams
               National Bancorp, Inc. and Marshall T. Reynolds

Exhibit D      Escrow Agreement dated April 21, 1995 among Marshall T. Reynolds,
               Citibank, N.A. and Citizens Bank of Maryland as Escrow Agent

Exhibit E      Commitment Letter to Marshall T. Reynolds from United National
               Bank dated January 10, 1995

Exhibit F      Commitment Letter to Robert L. Shell, Jr. from Bank One, West
               Virginia, NA dated January 30, 1995

Exhibit G      Promissory Note dated January 5, 1995 from Jeanne D. Hubbard and
               John L. Hubbard to Citizens Deposit Bank & Trust

Exhibit H      Promissory Note dated March 30, 1995 from Robert H. Beymer to
               Citizens Deposit Bank & Trust

Exhibit I      Agreement as to filing per Rule 13d-1(f)(1)(iii)


SIGNATURE      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each and all of the persons signatory below.

Dated:  April 28, 1995


/s/ Marshall T. Reynolds           /s/ Robert L. Shell, Jr.
------------------------------     ---------------------------
MARSHALL T. REYNOLDS               ROBERT L. SHELL, JR.


/s/ Shirley A. Reynolds            /s/ Thomas W. Wright
------------------------------     ---------------------------
SHIRLEY A. REYNOLDS                THOMAS W. WRIGHT


/s/ Robert H. Beymer               /s/ Deborah P. Wright
------------------------------     ---------------------------
ROBERT H. BEYMER                   DEBORAH P. WRIGHT


/s/ Barbara W. Beymer              /s/ Jeanne D. Hubbard
------------------------------     ---------------------------
BARBARA W. BEYMER                  JEANNE D. HUBBARD

                                  EXHIBIT INDEX
                                  -------------
                                                             Location In
                                                            Sequentially
Exhibit No.              Description                        Numbered Copy
-----------              -----------                        --------------


Exhibit A                Stock Purchase Agreement dated           27
                         April 21, 1995 between Citibank,
                         N.A. and Reporting Person
                         Marshall T. Reynolds

Exhibit B                Assignment from Marshall T.              72
                         Reynolds to other Reporting
                         Persons dated April 28, 1995

Exhibit C                Bancorp Agreement dated April 20,        75
                         1995 between Abigail Adams
                         National Bancorp, Inc. and
                         Marshall T. Reynolds

Exhibit D                Escrow Agreement dated April 21,        135
                         1995 among Marshall T. Reynolds,
                         Citibank, N.A. and Citizens Bank
                         of Maryland as Escrow Agent

Exhibit E                Commitment Letter to Marshall T.        140
                         Reynolds from United National
                         Bank dated January 10, 1995

Exhibit F                Commitment Letter to Robert L.          142
                         Shell, Jr. from Bank One, West
                         Virginia, NA dated January 30, 1995

Exhibit G                Promissory Note dated January 5,        145
                         1995 from Jeanne D. Hubbard and
                         John L. Hubbard to Citizens
                         Deposit Bank & Trust

Exhibit H                Promissory Note dated March 30,         146
                         1995 from Robert H. Beymer to
                         Citizens Deposit Bank & Trust

Exhibit I                Agreement as to filing per              150
                         Rule 13d-1(f)(1)(iii)